================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (AMENDMENT NO. 4)

                                 GATEWAY, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   367626108
                                 (CUSIP Number)

                             WILLIAM R. LUCAS, JR.
                          ONE RIVERCHASE PARKWAY SOUTH
                           BIRMINGHAM, ALABAMA 35244
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)


                                DECEMBER 5, 2006
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 2 of 31
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbinger Capital Partners Master Fund I, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     27,155,930
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      27,155,930
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,155,930
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 3 of 31
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbinger Capital Partners Offshore Manager, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     27,155,930
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      27,155,930
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,155,930
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 4 of 31
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HMC Investors, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     27,155,930
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      27,155,930
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,155,930
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 5 of 31
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbinger Capital Partners Special Situations Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     12,594,070
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      12,594,070
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,594,070
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 6 of 31
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbinger Capital Partners Special Situations GP, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     12,594,070
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      12,594,070
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,594,070
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 7 of 31
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HMC - New York, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     12,594,070
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      12,594,070
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,594,070
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 8 of 31
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Harbert Management Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     39,750,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      39,750,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,750,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                              Page 9 of 31
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Philip Falcone
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     39,750,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      39,750,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,750,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 10 of 31
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Raymond J. Harbert
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     39,750,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      39,750,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,750,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 11 of 31
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael D. Luce
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     39,750,000
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      39,750,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,750,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 12 of 31
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Scott Galloway
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      200,000
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     -0-
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      200,000
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         200,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 13 of 31
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Firebrand Partners III, LLC (1)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     -0-
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

-------------
(1)  Scott Galloway is the managing member of Firebrand Partners III, LLC.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 14 of 31
---------------------------                          ---------------------------


                                  SCHEDULE 13D

              Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends the Schedule 13D Statement, dated August 21, 2006, as amended by Amendment No. 1 thereto filed on September 29, 2006, Amendment No. 2 thereto filed on October 26, 2006 and Amendment No. 3 thereto filed on November 1, 2006, filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master
Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors and the parent of HMCNY, Philip Falcone, a member of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC, Michael D. Luce, a shareholder of HMC, Firebrand Partners III, LLC ("Firebrand") and Scott Galloway, the managing member of Firebrand (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert, Michael D. Luce, Scott Galloway and Firebrand may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons"), relating to the common stock, par value $0.01 per share (the "Shares"), of Gateway, Inc. (the "Issuer"). This amendment to the
Schedule 13D is being filed on behalf of the Reporting Persons.

Item 1.  SECURITY AND ISSUER.

              No material change.

Item 2.  IDENTITY AND BACKGROUND.

              No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              No material change.

Item 4.  PURPOSE OF TRANSACTION.

              Item 4 is hereby amended by adding the following:

              "On December 5, 2006, the Master Fund, the Special Fund, Firebrand, Mr. Galloway and their affiliates (the "H/F Group") entered into an agreement with the Issuer, pursuant to which the Issuer agreed to, among other things, (i) appoint Mr. Galloway to the board of directors of the Issuer effective December 5, 2006; (ii) appoint an additional independent director to the board of directors of the Issuer, who shall be mutually acceptable to the Issuer and the H/F Group, by February 28, 2007; (iii) undertake a review of the Issuer's stockholder rights plan and make recommendations with respect thereto prior to the Issuer' s 2007 annual meeting of stockholders; and (iv) put forward an amendment to its certificate of incorporation for approval at its 2007 annual meeting that will de-classify the Issuer's board of directors. As part of the agreement, the H/F Group agreed to abide by certain standstill provisions through December 31, 2007. A copy of the agreement is attached as Exhibit K hereto and is incorporated by reference herein."

              "As discussed in Item 6 below, in connection with Mr. Galloway's appointment to the board of directors of the Issuer, the Master Fund, the Special Fund and Firebrand amended their August 21, 2006 agreement to address such appointment."

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 15 of 31
---------------------------                          ---------------------------


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

              No material change.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Item 6 is hereby amended by adding the following:

              "On December 5, 2006, the Master Fund, the Special Fund and Firebrand amended their August 21, 2006 agreement to address Mr. Galloway's appointment to the board of directors of the Issuer. A copy of the amendment is attached as Exhibit L hereto and is incorporated by reference herein."


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit F:   Agreement between the Reporting Persons to file
                           jointly.

              Exhibit K:   Agreement dated December 5, 2006 with the Issuer.

              Exhibit L:   Amendment, dated December 5, 2006, to the agreement
                           between Master Fund, the Special Fund and Firebrand.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 16 of 31
---------------------------                          ---------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                            By:   Harbinger Capital Partners Offshore
                                  Manager, L.L.C.
                                  Investment Manager

                            By:   HMC Investors, L.L.C.,
                                  Managing Member


                            By:   /s/ Joel B. Piassick
                                  ------------------------------------
                                  Name:  Joel B. Piassick
                                  Title: Executive Vice President



                            HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

                            By:     HMC Investors, L.L.C.,
                                        Managing Member


                            By:   /s/ Joel B. Piassick
                                  ------------------------------------
                                  Name:  Joel B. Piassick
                                  Title: Executive Vice President



                            HMC INVESTORS, L.L.C.


                            By:   /s/ Joel B. Piassick
                                  ------------------------------------
                                  Name:  Joel B. Piassick
                                  Title: Executive Vice President

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 17 of 31
---------------------------                          ---------------------------


                          HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS
                          FUND, L.P.

                          By:   Harbinger Capital Partners Special
                                Situations GP, LLC
                                General Partner

                          By:   HMC - New York, Inc.
                                Managing Member


                          By:   /s/ William R. Lucas, Jr.
                                ------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Senior Vice President & General Counsel


                          HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP,
                          LLC

                          By:   HMC - New York, Inc.
                                Managing Member


                          By:   /s/ William R. Lucas, Jr.
                                ------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Senior Vice President & General Counsel


                          HMC - NEW YORK, INC.


                          By:   /s/ William R. Lucas, Jr.
                                ------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Senior Vice President & General Counsel


                          HARBERT MANAGEMENT CORPORATION


                          By:   /s/ William R. Lucas, Jr.
                                ------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Senior Vice President & General Counsel


                          FIREBRAND PARTNERS III, LLC


                          By:   /s/ Scott Galloway
                                ----------------------------------
                                Name:  Scott Galloway
                                Title: Managing Member

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 18 of 31
---------------------------                          ---------------------------



                                  /s/ Philip Falcone
                                  ---------------------------------
                                  Philip Falcone



                                  /s/ Raymond J. Harbert
                                  ---------------------------------
                                  Raymond J. Harbert



                                  /s/ Michael D. Luce
                                  ---------------------------------
                                  Michael D. Luce



                                  /s/ Scott Galloway
                                  ---------------------------------
                                  Scott Galloway




December 12, 2006

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 19 of 31
---------------------------                          ---------------------------

                                                                    EXHIBIT F


                                   AGREEMENT

         Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit (the "Schedule 13D"), and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts.


                            HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                            By:   Harbinger Capital Partners Offshore
                                  Manager, L.L.C.
                                  Investment Manager

                            By:   HMC Investors, L.L.C.,
                                  Managing Member


                            By:   /s/ Joel B. Piassick
                                  ------------------------------------
                                  Name:  Joel B. Piassick
                                  Title: Executive Vice President



                            HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

                            By:     HMC Investors, L.L.C.,
                                        Managing Member


                            By:   /s/ Joel B. Piassick
                                  ------------------------------------
                                  Name:  Joel B. Piassick
                                  Title: Executive Vice President



                            HMC INVESTORS, L.L.C.


                            By:   /s/ Joel B. Piassick
                                  ------------------------------------
                                  Name:  Joel B. Piassick
                                  Title: Executive Vice President

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 20 of 31
---------------------------                          ---------------------------


                          HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS
                          FUND, L.P.

                          By:   Harbinger Capital Partners Special
                                Situations GP, LLC
                                General Partner

                          By:   HMC - New York, Inc.
                                Managing Member


                          By:   /s/ William R. Lucas, Jr.
                                ------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Senior Vice President & General Counsel


                          HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP,
                          LLC

                          By:   HMC - New York, Inc.
                                Managing Member


                          By:   /s/ William R. Lucas, Jr.
                                ------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Senior Vice President & General Counsel


                          HMC - NEW YORK, INC.


                          By:   /s/ William R. Lucas, Jr.
                                ------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Senior Vice President & General Counsel


                          HARBERT MANAGEMENT CORPORATION


                          By:   /s/ William R. Lucas, Jr.
                                ------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Senior Vice President & General Counsel


                          FIREBRAND PARTNERS III, LLC


                          By:   /s/ Scott Galloway
                                ----------------------------------
                                Name:  Scott Galloway
                                Title: Managing Member

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 21 of 31
---------------------------                          ---------------------------



                                  /s/ Philip Falcone
                                  ---------------------------------
                                  Philip Falcone



                                  /s/ Raymond J. Harbert
                                  ---------------------------------
                                  Raymond J. Harbert



                                  /s/ Michael D. Luce
                                  ---------------------------------
                                  Michael D. Luce



                                  /s/ Scott Galloway
                                  ---------------------------------
                                  Scott Galloway




December 12, 2006

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 22 of 31
---------------------------                          ---------------------------


                                                                  EXHIBIT K


                                   AGREEMENT


            THIS AGREEMENT ("Agreement"), dated the 5th day of December, 2006, is made by and between Gateway, Inc., a Delaware corporation ("Gateway"), on the one hand, and Scott Galloway ("Mr. Galloway") and Firebrand Partners III, LLC (together with Mr. Galloway, and their respective affiliates, "Firebrand"), Harbinger Capital Partners Master Fund I, Ltd. ("HCPF") and Harbinger Capital Partners Special Situations Fund, L.P. and its affiliates, including, without limitation, its affiliates listed on the signature pages hereto (together with HCPF, "Harbinger," and collectively with Firebrand, the "H/F Group"), on the other.

            WHEREAS, the H/F Group are parties to a Confidentiality Agreement with Gateway, dated September 25, 2006 (the "Confidentiality Agreement");

            WHEREAS, the H/F Group has filed a Schedule 13D with the Securities and Exchange Commission (the "SEC") on August 21, 2006, as amended on September 29, 2006, October 26, 2006, November 1, 2006 and as may be amended from time to time (the "Schedule 13D");

            WHEREAS, the H/F Group has sought representation on the Board of Directors of Gateway (the "Board") and other corporate governance changes and Gateway is willing to undertake the Board composition and other corporate governance changes set forth herein; and

            WHEREAS, Gateway and the H/F Group have agreed that it is in their mutual interests to enter into this Agreement as hereinafter described.

            NOW,   THEREFORE,   in   consideration  of  the  premises  and  the
representations, warranties, and agreements contained herein, and other good and valuable consideration, the parties hereto mutually agree as follows:

1. REPRESENTATIONS AND WARRANTIES OF THE H/F GROUP. The H/F Group hereby represents and warrants to Gateway as follows:

     (a) The H/F Group has beneficial ownership of 39,950,000 shares of common stock of Gateway and has full power and authority to enter into this Agreement and to bind the entire number of shares of the common stock of Gateway which it holds, or may hold, including any shares purchased in the future, to the terms of this Agreement;

     (b) This Agreement constitutes a valid and binding obligation of the H/F Group. No "affiliate" or "associate" (as such terms are defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the H/F Group, except as disclosed in the Schedule 13D as of the date hereof, beneficially owns any shares or rights to acquire shares of common stock of Gateway;

     (c) There are no arrangements, agreements or understandings between the H/F Group on the one hand and Gateway on the other, except as set forth in this Agreement and the Confidentiality Agreement;

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 23 of 31
---------------------------                          ---------------------------


     (d) There are no arrangements, agreements or understandings among Harbinger, Firebrand and Mr. Galloway with respect to Gateway or its securities that are required to be set forth in the Schedule 13D other than as set forth in the Schedule 13D;

     (e) There are no arrangements, agreements or understandings between Mr. Galloway on the one hand and any other party (including, but not limited to, Harbinger or its affiliates) that conflict with or interfere with Mr. Galloway's ability to fulfill his obligations and perform his duties as a director of Gateway in any material respect; and

     (f)   The H/F Group hereby  withdraws its demand letter dated  November 2,
           2006  made   pursuant  to  Section  220  of  the  Delaware   General
           Corporation Law.

2. REPRESENTATIONS AND WARRANTIES OF GATEWAY. Gateway hereby represents and warrants to the H/F Group, as follows:

     (a) Gateway has full power and authority to enter into and perform its obligations under this Agreement, and the execution and delivery of this Agreement by Gateway has been duly authorized by the Board and requires no further Board or stockholder action;

     (b) This Agreement constitutes a valid and binding obligation of Gateway and the performance of its terms does not constitute a violation of its certificate of incorporation or bylaws; and

     (c) The 2007 Annual Meeting of Stockholders of Gateway (the "2007 Annual Meeting") is scheduled to be held during the week of May 14, 2007 and Gateway has no reason to believe that the meeting will not occur during such time frame.

3.   DIRECTORSHIPS. Gateway agrees that:

     (a) On or before December 5, 2006, Mr. Galloway shall be appointed to the Board as a member of Class II of Directors whose term expires at the 2007 Annual Meeting and to the Corporate Governance and Nominating Committee of the Board;

     (b) On or before February 28, 2007, the Board shall increase the size of the Board by one member and appoint an additional director (the "Additional Director") who shall be mutually acceptable to both Gateway and the H/F Group. Gateway and the H/F Group agree to cooperate and act in good faith in the search for and appointment of an Additional Director by February 28, 2007. If Gateway and the H/F Group are unable to appoint a mutually acceptable director by February 28, 2007, then within 5 business days thereafter, the Corporate Governance and Nominating Committee of the Board shall recommend to the Board a candidate from the then available candidates after consultation with and giving significant weight to the views of the H/F Group and such recommended candidate shall be appointed by the Board as the Additional Director. The Additional Director shall be appointed as Class II Director; and

     (c) Mr. Galloway and the Additional Director will be nominated for re-election to the Board at the 2007 Annual Meeting and there will be no nominations by the Board in excess of the number of seats then available.

4.   CORPORATE GOVERNANCE. Gateway covenants that:

     (a) The Board shall undertake a review of the Company's stockholder rights plan and make recommendations with respect thereto prior to the 2007 Annual Meeting; and

     (b) The Board shall review and approve an amendment to its certificate of incorporation and procure the consent of each director to declassify the Board so that each director shall thereafter serve for a term to expire at the next annual meeting of stockholders (the " Declassification Amendment") and the Declassification Amendment shall be included in Gateway's proxy statement for the 2007 Annual Meeting with a favorable recommendation of the Board. The foregoing amendment may provide that the last paragraph in Article Eighth from its Restated Certificate of Incorporation shall remain in effect until December 31, 2007. In addition, the Board shall make, adopt and approve conforming changes to Gateway's Bylaws with respect to the foregoing.

5. VOTING AT MEETINGS OF STOCKHOLDERS; CONSENT SOLICITATIONS. Until the earlier of (i) the date immediately following the 2007 Annual Meeting and (ii) the termination of this Agreement pursuant to Section 7, at all meetings of stockholders, and with respect to any consent solicitation, the members of the H/F Group shall (and shall cause their respective affiliates to) vote, or provide its consent with respect to, all of the shares of Gateway common stock beneficially owned by its members:

     (a) For each of Gateway's nominees for election to the Board who are on the Board as of the date hereof;

     (b) For the ratification of the appointment of Gateway's independent auditors;

     (c) For the Declassification Amendment and against any other proposals relating to the declassification of the Board; and

     (d) In other matters, in accordance with the recommendation of the Board; provided that this subsection (d) shall not apply if Mr. Galloway in his capacity as a director voted against such recommendation of the Board.

6. THE H/F GROUP'S PROHIBITED CONDUCT. Until the termination of this Agreement pursuant to Section 7, except as described below, the members of the H/F Group shall not, and shall cause their respective affiliates or associates, to not, directly or indirectly:

     (a) Solicit (as such term is used in the proxy rules of the Securities and Exchange Commission) proxies or consents, or participate in any manner in the solicitation of proxies or consents, from Gateway's stockholders to elect persons to the Board of Directors or to approve stockholder proposals; provided, however, that nothing in this Section 6(a) shall prohibit Mr. Galloway from soliciting proxies or consents in his capacity as a director of Gateway for proposals or actions made at the direction of the Board of Directors;

     (b) Make or be the proponent of any stockholder proposal, whether pursuant to Rule 14a-8 of the Exchange Act or otherwise;

     (c) Seek, alone or in concert with others, to (i) call a meeting of stockholders, (ii) seek representation on the Board of Gateway or

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 24 of 31
---------------------------                          ---------------------------


           its subsidiaries, except as set forth herein, or (iii) the removal of any member of the Gateway Board or any of its subsidiaries; or

     (d) Make any publicly disclosed proposal regarding any of the foregoing, or take, or cause others to take, any action inconsistent with any of the foregoing.

     Notwithstanding the foregoing, the provisions of this Section 6 shall not apply, and the H/F Group shall be free to engage in any of the activities otherwise prohibited by this Section 6, in the event any of the following shall occur (and shall be continuing):

           i. The acquisition, directly or indirectly, by any person or group of persons acting as a group (other than the H/F Group) of 50% or more of the then outstanding common stock of Gateway;

           ii. If, in connection with a merger, sale or other business combination or issuance of securities or reorganization transaction involving Gateway, the Members of the Board in office immediately prior to the date of this Agreement constitute less than a majority of the Board; or

           iii. Gateway entering into, any definitive agreement for the merger, sale or other business combination transaction (A) pursuant to which the then outstanding common stock of Gateway would be converted into cash or securities of another person or group of persons acting as a group (other than the H/F Group) with the result that 50% or more of the then outstanding common stock of Gateway would be owned by persons other than the then current holders of the common stock of Gateway or (B) which would result in all or a substantial portion of Gateway's assets being sold to any person or group (other than the H/F Group).

7.   TERMINATION. This Agreement shall terminate on December 31,
                  2007.

8. CHANGES IN CLASS OF DIRECTORS. In connection with the appointment of Mr. Galloway to the Board, the parties agree that Mr. Doug Lacey, Director, will be moved to Class I of Directors.

9. PUBLIC ANNOUNCEMENT. The parties shall promptly disclose the existence of this Agreement after its execution pursuant to a joint press release, which press release shall be in a form reasonably satisfactory to the H/F Group and Gateway; however, neither party shall disclose the existence of this Agreement until the press release is issued.

10. REMEDIES. Gateway and the H/F Group acknowledge and agree that a breach or threatened breach by either party may give rise to irreparable injury inadequately compensable in damages, and accordingly each party shall be entitled to injunctive relief to prevent a breach of the provisions hereof and to enforce specifically the terms and provisions hereof in any state or federal court having jurisdiction, in addition to any other remedy to which such aggrieved party may be entitled to at law or in equity. In the event either party institutes any legal action to enforce such party's rights under, or recover damages for breach of, this Agreement, the prevailing party or parties in such action shall be entitled to recover from the other party or parties all costs and expenses, including but not limited to reasonable attorneys' fees, court costs, witness fees, disbursements and any other expenses of litigation or negotiation incurred by such prevailing party or parties.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 25 of 31
---------------------------                          ---------------------------


11. NOTICES. All notice requirements and other communications shall be deemed given when delivered or on the following business day after being sent by overnight courier with a nationally recognized courier service such as Federal Express, addressed to Harbinger, Firebrand, Gateway and Mr. Galloway as follows:

                  GATEWAY:
                  Gateway, Inc.
                  7565 Irvine Center Drive
                  Irvine, California 92618
                  Facsimile: (949) 471-7014
                  Attention: Michael Tyler

                  With a copy to (which shall not constitute notice):

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  300 South Grand Avenue, Suite 3400
                  Los Angeles, California 90071
                  Facsimile:   (213) 687-5600
                  Attention:   Brian J. McCarthy

                  HARBINGER
                  Harbinger Capital Partners
                  555 Madison Avenue, 16th Floor
                  New York, NY 10022
                  Facsimile: 212-508-3721
                  Attn: Philip Falcone

                  with copies to (which shall not constitute notice):

                  One Riverchase Parkway South
                  Birmingham, AL 35244
                  Facsimile: 205-987-5505
                  Attention: General Counsel

                  and

                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                  1285 Avenue of the Americas
                  New York, New York 10019-6064
                  Facsimile:  (212) 757-3990
                  Attention:  Raphael M. Russo, Esq.

                  FIREBRAND
                  Firebrand Partners III, LLC
                  40 West 4th Street, Suite 904
                  New York, New York 10012
                  Attention:  Scott Galloway

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 26 of 31
---------------------------                          ---------------------------


                  MR. GALLOWAY
                  Mr. Scott Galloway
                  40 West 4th Street, Suite 904
                  New York, New York 10012

                  with a copy to (which shall not constitute notice):

                  Hogan & Hartson
                  555 Thirteenth Street, NW
                  Washington, DC 20004
                  Attention: Stuart G. Stein, Esq.


12. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements (other than the Confidentiality Agreement, except as noted herein), understandings, negotiations and discussions of the parties in connection therewith not referred to herein.

13. COUNTERPARTS; FACSIMILE. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, and signature pages may be delivered by facsimile, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

14. HEADINGS. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

15. GOVERNING LAW. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to choice of law principles that would compel the application of the laws of any other jurisdiction.

16. SUCCESSORS AND ASSIGNS. This Agreement shall not be assignable by any of the parties to this Agreement. This Agreement, however, shall be binding on successors of the parties hereto.

17.  SURVIVAL   OF    REPRESENTATIONS,    WARRANTIES   AND   AGREEMENTS.    All
representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.

18. AMENDMENTS. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

19. FURTHER ACTION. Each party agrees to execute any and all documents, and to do and perform any and all acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 27 of 31
---------------------------                          ---------------------------


20. CONSENT TO JURISDICTION. Each of the parties hereby irrevocably submits to the exclusive jurisdiction of any state court sitting in the State of Delaware in any action or proceeding arising out of or relating to this Agreement and each of the parties hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in any such court.

21. EXPENSES. Each party agrees to bear its own expenses in connection with the transactions contemplated hereby.




                            [SIGNATURE PAGE FOLLOWS]

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 28 of 31
---------------------------                          ---------------------------


            Gateway, Harbinger and Firebrand each indicate its agreement with the foregoing by signing and returning one copy of this agreement, whereupon this letter agreement will constitute their agreement with respect to the subject matter hereof.


Accepted to and Agreed, as of the date
first written above:

GATEWAY, INC.


By: Richard Synder
    ------------------------
Name:  Richard Synder
Title: Chairman



HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:  Harbinger Capital Partners Offshore Manager, LLC
     Investment Manager

By:  HMC Investors, L.L.C.
     Managing Member


By:  Joel B. Piassick
     -------------------------
     Name:  Joel B. Piassick
     Title: Vice President



HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

By:  HMC Investors, L.L.C.
     Managing Member


By:  Joel B. Piassick
     -------------------------
     Name:  Joel B. Piassick
     Title: Vice President



HMC INVESTORS, L.L.C.


By:  Joel B. Piassick
     -------------------------
     Name:  Joel B. Piassick
     Title: Vice President

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 29 of 31
---------------------------                          ---------------------------


HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, L.P.

By:  Harbinger Capital Partners Special Situations GP, LLC
     General Partner

By:  HMC - New York, Inc.
     Managing Member


By:  William R. Lucas, Jr.
     -------------------------
     Name:  William R. Lucas, Jr.
     Title: Senior Vice President
            and General Counsel



HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:  HMC - New York, Inc.
     Managing Member


By:  William R. Lucas, Jr.
     -------------------------
     Name:  William R. Lucas, Jr.
     Title: Senior Vice President
            and General Counsel



HMC - NEW YORK, INC.


By:  William R. Lucas, Jr.
     -------------------------
     Name:  William R. Lucas, Jr.
     Title: Senior Vice President
            and General Counsel



HARBERT MANAGEMENT CORPORATION


By:  William R. Lucas, Jr.
     -------------------------
     Name:  William R. Lucas, Jr.
     Title: Senior Vice President
            and General Counsel



FIREBRAND PARTNERS III, LLC


By:  Scott Galloway
     -------------------------
     Name:  Scott Galloway
     Title: Principal



/s/ Scott Galloway
------------------------------
        Scott Galloway

---------------------------                          ---------------------------
CUSIP NO. 367626108                                             Page 30 of 31
---------------------------                          ---------------------------


                                                                    EXHIBIT L


                  AMENDMENT NO. 1 DATED AS OF DECEMBER 5, 2006

                    TO AGREEMENT DATED AS OF AUGUST 21, 2006


              This  Amendment,  entered  into  as of  December  5,  2006  (this
"AMENDMENT"),  further  amends the  Agreement,  dated as of August 21, 2006, as amended and restated in its entirety as of September 25, 2006 (the "AGREEMENT"), by and among Harbinger Capital Partners Master Fund I, Ltd. ("HCP I"), Harbinger Capital Partners Special Situations Fund, L.P. ("SSF" and collectively with HCP I, "HARBINGER CAPITAL PARTNERS") and Firebrand Partners III, LLC ("FIREBRAND") regarding Gateway, Inc. (the "COMPANY").

              WHEREAS, in light of the appointment of Scott Galloway ("GALLOWAY"), a principal of Firebrand, to the board of directors of the Company, Harbinger Capital Partners and Firebrand desire to clarify certain aspects of the services to be provided by Firebrand pursuant to the Agreement;

              NOW, THEREFORE, the parties hereto agree as follows:

              1. Without the prior consent of Harbinger Capital Partners, Firebrand and Galloway shall not share with Harbinger Capital Partners any confidential information regarding the Company which Firebrand or Galloway may obtain in connection with Galloway's service as a director or other fiduciary of the Company.

              2. For so long as Galloway shall be a member of the board of directors of the Company, any actions taken or decisions made by Galloway in his capacity as a director of the Company shall be independent of this Agreement. Nothing in the Agreement shall prohibit or impede Galloway from (i) taking any action which he reasonably believes to be in furtherance and fulfillment of his duties to Gateway, (ii) otherwise fulfilling his obligations and performing his duties as a director of Gateway.

              3. For so long as Galloway shall be a member of the board of directors of the Company, the obligations of Firebrand and Harbinger Capital Partners under paragraph 7 of the Agreement shall be suspended.

              4. Except as otherwise provided in this Amendment, all other terms and provisions of the Agreement shall remain in full force and effect.

              5. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



                            [SIGNATURE PAGE FOLLOWS]



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CUSIP NO. 367626108                                             Page 31 of 31
---------------------------                          ---------------------------


Accepted and agreed:


                             HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                             By:   Harbinger Capital Partners Offshore
                                   Manager, L.L.C.
                                   as Investment Manager


                             By:   /s/ Philip A. Falcone
                                   ----------------------------
                                   Philip A. Falcone
                                   Senior Managing Director





                             HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

                             By:   Harbinger Capital Partners Special
                                   Situations GP, LLC,
                                   as General Partner


                             By:   /s/ Philip A. Falcone
                                   ----------------------------
                                   Philip A. Falcone




                             FIREBRAND PARTNERS III, LLC


                             By:   /s/ Scott Galloway
                                   ----------------------------
                                   Scott Galloway
                                   Principal





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